FOR IMMEDIATE RELEASE


 THE PETERSEN COMPANIES, INC. BOARD ACCEPTS $1.2 BILLION CASH TENDER OFFER FROM
                                    EMAP PLC

  THE COMBINED COMPANY TO BECOME ONE OF THE LARGEST MAGAZINE PUBLISHERS IN THE
                                     WORLD

         NEW YORK, December 15, 1998 - The Petersen Companies, Inc. (NYSE -
PTN), the largest publisher of special interest magazines in the U.S., announced today that its Board of Directors has agreed to the terms of a cash tender offer from EMAP plc (EMA.L), one of the largest consumer magazine publishers in Europe.

         Under the terms of the agreement, each Petersen shareholder will receive $34 per share in cash. Willis Stein & Partners, L.P., a Chicago-based private equity investment firm and the largest single shareholder of Petersen, along with its coinvestors and certain of Petersen's management, combined representing over 66% of Petersen's Class A shares and 100% of its Class B shares, have irrevocably agreed to accept the tender offer.

         Following the acquisition, which has been approved by both boards, EMAP Petersen, under the leadership of James D. Dunning, Jr., will become a new division of EMAP plc. EMAP plc, which is led by Kevin Hand, with the addition of Petersen, will be one of the world's leading international magazine publishers with over 600 magazine titles and multimedia products including television, radio, trade shows, consumer events and custom publishing, more than 6,000 employees worldwide and combined revenues exceeding US$1.5 billion.

         James D. Dunning, Jr., the Chairman, President and Chief Executive Officer of The Petersen Companies, Inc., will remain Chairman and President of the newly created EMAP Petersen division. Upon completion of the deal it is anticipated that Mr. Dunning will be invited to join the Board of Directors of EMAP plc.

          "This acquisition brings together two outstanding organizations that share a common vision, values, and strategies and have demonstrated track records of achievement," said Mr. Dunning and Mr. Hand in a joint statement. They added "This is an opportunity for all of the employees, at both Petersen and EMAP, to participate in the growth of an international publishing and multimedia company."

         "With Petersen as a strong platform for growth in the U.S., we plan to create a dynamic, broadly-based international publishing business with strong brands and competitive positions that are expected to generate strong cash flows to finance future growth," they said. "The acquisition fits the strategy of seeking market leadership, pursued by both companies," they added.
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THE PETERSEN COMPANIES, INC.                                              PAGE 2


         "Petersen represents an outstanding opportunity for us. With such an established footing in the U.S. magazine market, there are very good opportunities for further growth by Petersen, including acting as a launch pad for EMAP's international titles" Mr. Hand said. Mr. Dunning added, "The heritage and culture of the two companies together with the strength and complementary nature of Petersen's magazine franchises and their complementary geographic coverage, make these two companies an excellent fit. We plan to accelerate our proven strategy of growth driven by acquisitions, launches and brand extensions."

         EMAP will finance the acquisition with cash, bank financing and through a rights issue, which has been underwritten by Schroders and BT Alex. Brown International in the U.K. The acquisition is subject to EMAP shareholder and regulatory approval, as well as other customary conditions. The Tender Offer will be effected pursuant to an agreement and plan of merger between EMAP and Petersen and is subject to, among other conditions, a tender of a majority of Petersen's Class A common stock and a majority of Petersen's total outstanding common stock. A subsidiary of EMAP will make a cash tender offer of $34 per share for all of the outstanding Petersen shares. The tender offer is expected to be consummated in mid-January. Any Petersen shares not purchased in the offer will be converted in a subsequent merger into a right to receive $34 in cash.

         Petersen was founded in 1948 by Robert E. Petersen with the launch of HOT ROD magazine followed by MOTOR TREND. In September 1996 an investment group led by Willis Stein & Partners, L.P., James D. Dunning, Jr. and management, purchased the company from Mr. Petersen. In October 1997 Petersen completed an initial public offering at $17.50 per share, raising $141 million in equity, and was listed on the New York Stock Exchange under the symbol PTN. The Petersen Companies, Inc. has become the largest publisher of special interest magazines in the U.S. It has a diverse portfolio of 132 special-interest magazines, including internationally recognized titles such as MOTOR TREND, HOT ROD, TEEN, SPORT, SLAM, SURFER, INLINE, SNOWBOARDER, POWDER, SKATEBOARDER, HUNTING, SKIN DIVER, PHOTOGRAPHIC, MOTORCYCLIST and 4 WHEEL & OFF-ROAD. In addition to these titles, Petersen has scheduled for 1999 more than 100 trade and consumer events including the GRAVITY GAMES. A joint venture with NBC, the GRAVITY GAMES is an alternative sports and lifestyle & music festival, which is the first in a series to be aired on NBC Network in October 1999. Since purchasing Petersen, management has launched and acquired more than 60 magazines, including STEREOPHILE, SLAM, INSIDE SPORTS, POWDER, BIKE, DISCOVER DIVING, HOME THEATER, MOBILE COMPUTING and PORTABLE COMPUTING. In addition more than 60 licensing agreements have been signed.

         In October 1998 Petersen announced record year-to-date revenues and earnings per share. Year-to-date revenues, as of the end of the third quarter, were at $228.7 million, up 24.4% above prior year results of $183.8 million. Year-to-date earnings per share (excluding one-time extraordinary expenses) increased to $0.47, an improvement of $1.08 per share versus the prior year loss of ($0.61).

         EMAP, based in London, traces its roots back to 1887 when Sir Richard Winfrey founded the company by acquiring his first publication, SPALDING GUARDIAN. EMAP was incorporated in 1947 as a result of the merger of four local newspaper companies, the same year it attained a listing on the London Stock Exchange. It developed into a UK newspaper business in the early 50's and began its shift to magazines in the mid 50's with the launch of ANGLING TIMES which was soon followed by MOTOR CYCLE NEWS and GARDEN NEWS. Today EMAP is an international media business and one of the largest consumer magazine publishers in Europe. Its business is comprised of four major
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THE PETERSEN COMPANIES, INC.                                              PAGE 3


divisions; Consumer Magazines UK, EMAP France (Consumer and Business magazines); Business Communications; Radio. EMAP, and its subsidiaries, publish over 157 consumer magazines in Europe. The leading magazines by circulation include MORE, FHM, BLISS, SMASH HITS, YOURS, NEW WOMAN, CAR, MOTORCYCLE NEWS, PERFORMANCE BIKE and Q in the U.K. France EMAP's portfolio includes titles such as TELE STAR, MODES TRAVAUX, TOP SANTE/, AUTO JOURNAL and AUTO PLUS. In addition, EMAP has a market-leading portfolio of events and trade publications in the U.K. and Germany with titles such as NURSING TIMES, FLEET NEWS, BROADCAST, SCREEN INTERNATIONAL and CONSTRUCTION NEWS and exhibitions including the International Autumn & Spring Fair and 40(Degree). In the U.K. commercial radio market, through its ownership of 18 broadcast radio stations in London, Manchester, Newcastle, Leeds and Liverpool, it has a market leading position in one of the fastest growing mediums in that country.

         With operations in Europe, Australia and Asia, EMAP had annual revenues, for the year ended March 31, 1998, of more than 772 Million Pounds (US$1.3 billion), mostly derived from the U.K. and France, where it is the 2nd and 3rd largest publisher of consumer magazines respectively. During the last five full financial years EMAP has grown its reported adjusted earnings per share (excluding exceptional items) at a compound annual growth rate of approximately 23.2%, while its share price, since 1993, has risen by almost 212%, representing significant out-performance of the FTSE -All Share index.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's expectations and certain assumptions as of the date hereof, which are subject to certain risks and uncertainties. The Company does not undertake any responsibility to update any of these statements in the future. Actual future performance and results could differ from that contained in or suggested by these forward-looking statements as a result of the factors and the business risks described in the Company's Report on Form 10-K for the year ended December 31, 1997 and elsewhere in the Company's filings with the Securities and Exchange Commission.

                                      * * *


The Petersen Companies, Inc.              EMAP PLC
New York Stock Exchange - symbol PTN      London Stock Exchange - symbol EMA.L
www.petersenco.com                        www.emap.com

Contact for PETERSEN:                     Contact for EMAP:
New York -                                New York -
SUSAN MAGRINO AGENCY                      FLEISHMAN HILLARD
Susan Magrino, ext. 208                   Peter McCue
Daniel Courtney, ext. 206                 Michele Vana
Telephone:  212-957-3005                  Jeff Kruger
Email: daniel@smapr.com                   Telephone: 212-453-2000
                                          Email: mccuep@fleishman.com

                                          London -
                                          Tim Spratt
                                          Financial Dynamics Ltd.
                                          44 171 831 3113